Exhibit 99.2

Timeline of Reporting Person's Diligent Efforts to Obtain EDGAR Filer Credentials

July 23, 2026 (Thursday, KST): The Reporting Person acquired the Class A Ordinary Shares reported in this Schedule 13G through market transactions. At that time, the Reporting Person was not aware that the transactions may have resulted in its beneficial ownership temporarily exceeding five percent of the Issuer's outstanding Class A Ordinary Shares.

July 24, 2026 (Friday, KST): After noticing discrepancies in the transaction records displayed on the Kiwoom Securities trading platform, the Reporting Person proactively contacted Kiwoom Securities customer service multiple times to clarify the transaction details. Through these inquiries, the Reporting Person became aware that its beneficial ownership may have temporarily exceeded five percent of the Issuer's outstanding Class A Ordinary Shares. The Reporting Person promptly sought professional assistance and began identifying resources capable of assisting with the cross-border filing process. The Reporting Person created a Login.gov account and began the EDGAR Form ID application, completing Steps 1 through 5 before the process was halted at Step 6, which required a notarized identity document.

July 25, 2026 (Saturday, KST): The Reporting Person continued efforts to identify a notary capable of satisfying the applicable notarization requirements and continued receiving advisory assistance regarding the filing process. Because passport issuance was expected to require additional processing time, alternative identity documentation was also explored.

July 26, 2026 (Sunday, KST): The Reporting Person continued preparing the Schedule 13G and researching available translation and notarization services capable of satisfying the applicable requirements.

July 27, 2026 (Monday, KST): The Reporting Person formally engaged counsel. On counsel's advice, the Reporting Person obtained English-translated certified copies of the Abstract of Resident Registration and the Certificate of Resident Registration for use in the notarization process and applied for a passport for the first time. The Reporting Person also contacted the brokerage to obtain additional documentation concerning the transactions.

July 28, 2026 (Tuesday, KST): The Reporting Person reissued the Abstract of Resident Registration and the Certificate of Resident Registration due to a discrepancy in the English transliteration of the Reporting Person's name. The Reporting Person also reconfirmed the transaction records, including the effects of the weekend and the time difference between Korea and the United States, and revised the Schedule 13G and related filing materials with counsel.

July 29, 2026 (Wednesday, KST): The Reporting Person completed the remaining data fields of the EDGAR Form ID application, pending notarization. The Reporting Person continued efforts to identify a notary capable of providing the required notarization and provided the Schedule 13G materials to the filing agent.

July 30, 2026 (Thursday, KST): The Reporting Person personally visited notary offices near the U.S. Embassy in Seoul in an effort to obtain U.S.-style notarization, but the requested notarization was unavailable. The Reporting Person also contacted the brokerage for further clarification and submitted written inquiries to SEC EDGAR support at edgarhelp@sec.gov and FilerSupport@sec.gov regarding the applicable Form ID requirements.

July 31, 2026 (Friday, KST): The Reporting Person obtained Korean-form notarization in English and Korean together with an Apostille certification from a notary office near the U.S. Embassy in Seoul. The Reporting Person confirmed that its prior email inquiries to edgarhelp@sec.gov and FilerSupport@sec.gov had been returned as undeliverable. The Reporting Person then submitted a detailed written inquiry to EDGARNext@sec.gov regarding Form ID notarization requirements for an applicant residing in South Korea and received a response the same day advising that notarization by a Korean notary together with an Apostille certification may be acceptable, subject to applicable requirements, including translation of foreign-language notarial markings into English and inclusion of the notarized page in the Form ID PDF.

August 1, 2026 (Saturday, KST): Using the notarized and apostilled documents, the Reporting Person submitted the EDGAR Form ID application through Login.gov. The filer credentials remained pending SEC approval.

August 2, 2026 (Sunday, KST): The Reporting Person sent written inquiries to the Issuer's Investor Relations Department at guanli@libangco.cn and its external investor relations representative at services@wfsir.com, requesting confirmation of the number of Class A Ordinary Shares outstanding as of July 23, 2026, the date of the Reporting Person's acquisition.

August 3, 2026 (Monday, KST): The Reporting Person received written confirmation from Kiwoom Securities that its transaction statement reflects a T+2 settlement date, while its order inquiry screen reflects the actual trade date. The brokerage also confirmed the applicable treatment of extended-hours trading based on Korea Standard Time. The brokerage stated that it could provide transaction-related records but could not provide guidance regarding beneficial ownership reporting procedures or the applicability of Schedule 13G filing requirements.

August 4, 2026 (Tuesday, KST): The Reporting Person received an email from EDGAR Postmaster stating that the Form ID application had been rejected due to a missing signature and providing instructions to correct the deficiency and resubmit the application.

August 5, 2026 (Wednesday, KST): The Reporting Person received a South Korean passport for the first time.

August 6, 2026 (Thursday, KST): Using the newly issued passport as identity documentation, the Reporting Person completed remote online notarization of the Form ID authentication document through a U.S. remote online notarization service and resubmitted the Form ID application.

August 7, 2026 (Friday, KST): The Reporting Person received confirmation from EDGAR Postmaster at edgar-postmaster@sec.gov that the Form ID application had been received by the SEC.

August 8, 2026 (Saturday, KST): The Reporting Person received confirmation from SEC EDGAR that the Reporting Person had been added as Account Administrator for CIK 0002149407.